Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1188 West Georgia Street

Vancouver, BC

V6E 4A2

Item 2	Date of Material Change

July 27, 2026

Item 3	News Release

On July 27, 2026, a news release in respect of the material change was disseminated through Globe Newswire and a copy thereof has been filed on SEDAR+.

Item 4	Summary of Material Change

On July 27, 2026, the Company completed its previously announced plan of arrangement transaction (the “Arrangement”) pursuant to the arrangement agreement among the Company, certain affiliated entities of Orion Resource Partners LP and HRG Metals LP, a subsidiary of the Ontario Teachers’ Pension Plan, dated April 16, 2026.

Item 5	Full Description of Material Change

On July 27, 2026, the Company completed its previously announced Arrangement.

Under the Arrangement, certain affiliated entities of Orion Resource Partners LP and HRG Metals LP, a subsidiary of the Ontario Teachers’ Pension Plan, contributed and sold their approximately 92% interest in certain entities holding the trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States (the “Sweetwater Entities”) to a newly formed U.S.-domiciled parent company, named Uranium Royalty Corp. (“New URC”), resulting in the combination of the Company and the Sweetwater Entities under New URC.

The Arrangement was approved by shareholders of the Company (the “Shareholders”) on July 20, 2026, and by a final order of the Supreme Court of British Columbia on July 23, 2026.

Under the terms of the Arrangement, each Shareholder received one share of common stock of New URC (each, a “New URC Share”) for each common share of URC (each, a “URC Share”) held immediately prior to the effective time of the Arrangement, provided that certain eligible Canadian Shareholders were entitled to elect, in respect of all or a portion of their URC Shares, to receive exchangeable shares of a Canadian subsidiary of New URC (the “Exchangeable Shares”) in lieu of New URC Shares, on a one-for-one basis. Each Exchangeable Share is exchangeable for one New URC Share (subject to customary adjustments) in accordance with the terms of the exchangeable share provisions. For further information on the Arrangement, please refer to the Company’s management information circular dated June 19, 2026, prepared in respect of the Arrangement, which can be accessed online under the Company’s SEDAR+ profile at www.sedarplus.ca.

The common stock of New URC will be listed and posted for trading on the NASDAQ as of the opening of trading on July 28, 2026. The URC Shares will be delisted from the TSX effective as of the close of market on July 28, 2026. URC has applied to cease to be a reporting issuer under applicable Canadian securities laws.

The subscription receipts issued by the Company to Uranium Energy Corp. pursuant to the previously announced private placement, which closed on May 1, 2026 in connection with the Arrangement, automatically converted into URC Shares immediately prior to the completion of the Arrangement. The resulting URC Shares were exchanged for New URC Shares upon completion of the Arrangement.

Transaction Funding

The Company entered into a credit agreement dated July 27, 2026 with Bank of Montreal (the “Credit Agreement”), pursuant to which Bank of Montreal established a senior secured revolving credit facility in favour of New URC in an aggregate principal amount of up to US$50 million (the “Facility”). The Facility is available for general corporate purposes, including certain permitted acquisitions and investments. New URC drew US$40 million under the Facility as bridge financing (the “Bridge”) to fund a portion of the cash consideration payable under the Arrangement and related transaction expenses.

The Bridge matures on January 31, 2027. Following repayment of the Bridge, the Facility becomes available on a revolving basis and includes an accordion feature permitting New URC, subject to certain conditions, to increase the Facility by up to an additional US$25 million (the “Accordion”). Borrowings under the Facility bear interest, as applicable, at the base rate or adjusted term SOFR plus, in each case, an applicable margin ranging from 1.25% to 3.75% per annum (subject to certain benchmark step-downs). The Facility is secured against certain assets of New URC and certain of its subsidiaries.

Drawings under the Facility are subject to customary conditions, including repayment of the Bridge, and the Facility matures on July 31, 2029. The exercise of the Accordion is subject to certain additional conditions, including compliance with applicable financial covenants.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Andrew Marshall

Chief Financial Officer

Phone: 604-396-8222

Item 9	Date of Report

July 27, 2026